Beit Hapa’amon, Suite 209
20 Hata’as St
POB 2454
Kfar Saba
Israel 44254

15 May 2008

By EDGAR
Mr. Eric Atallah
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Atallah

Re:	Annual Report on Form 10-KSB Filed on March 21, 2008 By SPO Medical Inc. (the "Company") File No.: 0-11772

With reference to the comment letter dated April 29, 2008 from the Staff of the Commission ("Comment Letter"), relating to the Annual Report on Form 10-KSB (the "Annual Report") filed by the Company on March 21, 2008.

On behalf of the Company, below are Company's responses to the requests raised in the Staff's Comment Letter. The numbered paragraphs below correspond to the numbered paragraph of the Comment Letter.

Consolidated Statements of Operations and Comprehensive Loss, page 41
Item 8A (T), Controls and Procedures, page 18

Management’s Report on Internal Control Over Financial Reporting, page 19

1. We do not see where you have included all of the disclosures required by Item 308T of Regulation S-B in connection with your report on internal control over financial reporting. Specifically you have not included a statement identifying the framework used to evaluate the effectiveness of your internal control over financial reporting. Please tell us and revise you future filings to disclose the framework that you used in your evaluation of your internal control over financial reporting.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, management employed the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework.. Based on use of this framework, management believes that, as of December 31, 2007, the Company’s internal control over financing reporting is effective.

Consolidated Statement of Operations, page F-5

2. Please revise future filings to include a footnote to the financial statements that describes the nature of your “financial expenses, net” line item. As appropriate, include disclosures to identify each of the material components of this financial line item.

The Company’s future filings, beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2008, will include this footnote.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised in the Comment Letter. Please do not hesitate to contact myself or the Company's attorneys if we can be of further assistance.

Yours sincerely,

 /s/ Jeff Feuer
Jeff Feuer,
Chief Financial Officer